FOCUS VENTURES LTD.

FINANCIAL STATEMENT REQUEST FORM

October 2015

Pursuant to National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators, we shall deliver our annual and interim financial statements and the Management Discussion & Analysis (“MD&A”) related to such financial statements to our shareholders when they request that copies be sent to them.  If you wish to receive either our annual financial statements and related MD&A or our interim financial statements and related MD&A, please complete the information below and mail or fax this form, or e-mail the information on this form, to us at the following address:

FOCUS VENTURES LTD.

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

Attention:  Corporate Secretary

Fax:  604-682-1514

Email:  info@focusventuresltd.com

I wish to receive your:

(Check one or both as necessary)

_______ Annual financial statements and MD&A

_______ Interim financial statements and MD&A

which should be sent to:

     ___________________________________________________________

     NAME (please print)

     ___________________________________________________________

     ADDRESS

     ___________________________________________________________

   Postal or Zip Code